UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-36810

CMB.TECH NV

De Gerlachekaai 20
2000 Antwerpen
Belgium
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of CMB.TECH NV (the “Company”), dated August 14, 2025, announcing the publication of an exemption document in accordance with Article 1 (5) (f) of Regulation (EU) 2017/1129 of the European Parliament and the Council of 14 June 2017 (the “EU Exemption Document”) in connection with the contemplated stock-for-stock merger with Golden Ocean Group Limited.

Attached hereto as Exhibit 99.2 is a copy of the EU Exemption Document.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-4 (File No. 333-288458) that was filed with the U.S. Securities and Exchange Commission and declared effective July 16, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CMB.TECH NV
(Registrant)

Dated: August 15, 2025

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer